 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of Registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

CONTENTS

Entry into Definitive Merger Agreement

Taro Pharmaceutical Industries Ltd. (“Taro” or the “Company”) announced today that it has entered into a merger agreement (the “Merger Agreement”) with Sun Pharmaceutical Industries Ltd. (“Sun Pharma”), the Company’s controlling shareholder, and certain affiliates of Sun Pharma, pursuant to which Sun Pharma has agreed to acquire all of the outstanding ordinary shares, par value 0.0001 New Israeli Shekels per share, of the Company (“ordinary shares”), not already held by Sun Pharma or its affiliates, for a purchase price of US$43.00 per ordinary share in cash without interest.

Pursuant to the Merger Agreement, Taro will merge with a company that is controlled by Sun Pharma (the “Merger”). Upon completion of the Merger, Taro will become a privately-held company and an indirect wholly-owned subsidiary of Sun Pharma, and its ordinary shares will no longer be listed on the New York Stock Exchange (“NYSE”).

The Merger Agreement provides each of Taro and Sun Pharma with certain termination rights under certain circumstances, in each case without requiring payment of a termination fee.

The Merger Agreement was approved by Taro’s board of directors (the “Board”) following the approvals and recommendations of a special committee (which had been formed by the Board to consider the proposed Merger and was composed solely of independent directors, under the criteria set forth in Section 303A.02 of the NYSE Listed Company Manual, who were also non-affiliated directors under the definition provided in the Israeli Companies Law, 5759-1999) and the audit committee of the Board.

The Merger is currently expected to close in the first half of 2024, subject to various closing conditions. Sun Pharma has agreed to vote its shares in favor of the Merger, and has indicated that it is not willing to sell its shares to a third party or support any alternative transaction to the Merger.

Copies of the joint press release and Merger Agreement are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

Exhibits
99.1	Press Release, dated January 17, 2024
99.2	Agreement of Merger, dated January 17, 2024, by and among Sun Pharmaceutical Industries Ltd., Alkaloida Chemical Company ZRT, The Taro Development Corporation, Sun Pharma Holdings, Libra Merger Ltd. and Taro Pharmaceutical Industries Ltd.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), including the press release attached hereto as Exhibit 99.1, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, the anticipated timing of the closing of the Merger and statements regarding the funding and consummation of the Merger. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements involve factors, risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Such factors, risks and uncertainties include the possibility that the Merger will not occur on the timeline anticipated, or at all, if events arise that result in the termination of the Merger Agreement, or if one or more of the various closing conditions to the Merger are not satisfied or waived, or if the regulatory review process takes longer than anticipated and other risks and uncertainties discussed in documents furnished to or filed with the Securities and Exchange Commission (the “SEC”) by the Company as well as the Schedule 13E-3 and the proxy statement to be filed by the Company. All information provided in this Form 6-K is as of the date hereof, and the Company undertakes no duty to update such information, except as required under applicable law.

Further information on these and other factors is included in filings the Company makes with the SEC from time to time, including in “Item 3.D. Risk Factors” in the Company’s most recent Annual Report on Form 20-F, as well as the Schedule 13E-3 (which will include the proxy statement) to be filed by the Company. These documents are available (or will be available when filed) on the SEC Filings section of the Investor Relations section of the Company’s website at: https://taro.gcs-web.com/.

Additional Information about the Merger and Where to Find It

In connection with the proposed Merger, Taro will prepare and mail to its shareholders a proxy statement that will include a copy of the Merger Agreement. In addition, in connection with the Merger, Taro and certain other participants in the Merger will prepare and disseminate to Taro’s shareholders a Schedule 13E-3 Transaction Statement that will include Taro’s proxy statement (the “Schedule 13E-3”). The Schedule 13E-3 will be filed with the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE SCHEDULE 13E-3 AND OTHER MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TARO, THE MERGER, AND RELATED MATTERS. Shareholders also will be able to obtain these documents, as well as other filings containing information about Taro, the Merger and related matters, without charge from the SEC’s website (http://www.sec.gov) and Taro’s website (http://www.taro.com).

Participants in the Solicitation

Taro and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from Taro’s shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the Schedule 13E-3 and proxy statement when filed with the SEC.

This Form 6-K is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities, and it is not a substitute for any proxy statement or other materials that may be filed with or furnished to the SEC should the proposed Merger proceed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Uday Baldota
Name:	Uday Baldota
Title:	Chief Executive Officer

Date: January 17, 2024